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                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                            ---------------------------

                                 SCHEDULE 14D-9/A

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
              SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 2)

                              NEW WEST EYEWORKS, INC.
                             (Name of Subject Company)

                              NEW WEST EYEWORKS, INC.
                       (Name of Person(s) Filing Statement)

                      COMMON STOCK, PAR VALUE $0.01 PER SHARE
                          (Title of Class of Securities)

                                    649156 10 6
                       (CUSIP Number of Class of Securities)

                            ---------------------------

                                   BARRY J. FELD
                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              NEW WEST EYEWORKS, INC.
                             2104 WEST SOUTHERN AVENUE
                               TEMPE, ARIZONA 85282
                                  (602) 438-1330
        (Name, Address and Telephone Number of Person Authorized to Receive
      Notice and Communications on Behalf of the Person(s) Filing Statement)

                                  With a copy to:

                               MARC C. KRANTZ, ESQ.
                          KOHRMAN JACKSON & KRANTZ P.L.L.
                         ONE CLEVELAND CENTER, 20TH FLOOR
                               CLEVELAND, OHIO 44114
                                  (216) 736-7204

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     This Amendment No. 2 amends and supplements the information contained in the Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on July 20, 1998, as amended by Amendment No. 1 filed with the Commission on August 13, 1998 (as amended, the "Statement"), by New West Eyeworks, Inc., a Delaware corporation ("New West"). The Statement relates to the tender offer by NW Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of National Vision Associates, Ltd., a Georgia corporation ("National Vision"), disclosed in the Tender Offer Statement on Schedule 14D-1 dated July 20, 1998, as amended, to purchase all of the outstanding shares of New West's common stock, par value $0.01 per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 1998, as amended, and the related Letter of Transmittal. Capitalized terms not defined in this Amendment No. 2 have the meanings specified in the Statement.

ITEM 2.  TENDER OFFER OF BIDDER.

     On October 5, 1998, National Vision and Purchaser filed with the Commission and distributed to New West stockholders a Change of Offer Price and Third Extension of Expiration Date reducing the Offer Price from $13.00 per Share to $11.50 per Share, net to sellers in cash (the "Amended Offer Price"), and further extending the Expiration Date to Midnight, Eastern Time, on October 22, 1998 (the "Amended Offer"). The Amended Offer reflects the terms of the First Amendment to Agreement and Plan of Merger described below under The Amended Merger Agreement.

ITEM 3.  IDENTITY AND BACKGROUND.

THE AMENDED MERGER AGREEMENT

     National Vision, the Purchaser and New West entered into the First Amendment to Agreement and Plan of Merger on October 5, 1998 (the "Amended Merger Agreement"), which amends certain provisions of the Merger Agreement. The Amended Merger Agreement provides that the Merger Agreement and any exhibits will be amended to reflect the change in the Offer Price from $13.00 to $11.50, and all references to the Offer and the Merger will refer to the Amended Offer and the Merger providing for the payment of the Amended Offer Price. The Amended Merger Agreement became effective upon the execution and delivery of the Purchase Agreement relating to National Vision's offering (the "Note Offering") of its Senior Notes due 2005 (the "National Vision Notes"), which occurred later in the day on October 5, 1998. If there is any inconsistency between the terms of the Merger Agreement and the terms of the Amended Merger Agreement, the terms of the Amended Merger Agreement control.

     In the Amended Merger Agreement, National Vision affirmed that it was not aware of any facts that would establish a basis pursuant to paragraphs (c) or
(f) of Exhibit A to the Merger Agreement (which relate to material adverse changes with respect to New West and the continuing accuracy of the representations and warranties and the performance of all agreements of New West contained in the Merger Agreement) upon which to terminate the Offer, or not to accept for payment or pay for Shares tendered pursuant to the Amended Offer. National Vision and the Purchaser further agreed that they will only terminate or fail to complete the Amended Offer pursuant to the conditions contained in paragraphs (c) or (f) based on facts arising after October 5, 1998 (or facts arising prior to that date that are concealed from National Vision) that do not arise from the Amended Merger Agreement, including without limitation, any action or proceeding before any governmental entity with respect to the Amended Offer, the Merger or the Amended Merger Agreement. In addition, National Vision and the Purchaser agreed that the conditions of the Amended Offer contained in paragraph (d)(ii) of Exhibit A of the Merger Agreement (which relates to termination or amendment of the Offer upon the occurrence of material adverse changes in the financial markets, commodities markets or major stock exchange indices in the United States) will, upon the completion of the Note Offering, apply only to facts or circumstances arising after the completion of the Note Offering.

     The Amended Merger Agreement also provides that the net proceeds from the sale of the National Vision Notes, in an amount sufficient to satisfy National Vision's and the Purchaser's obligations under the Amended Merger Agreement, will be held by National Vision in a segregated account and used only to satisfy National

Vision's and the Purchaser's obligations under the Amended Merger Agreement or until the Amended Merger Agreement is terminated according to its terms.

THE AMENDED STOCK TENDER AND RELATED AGREEMENTS

     Stock Tender Agreement. The Committed Stockholders of New West have executed the Amended Merger Agreement solely for the purpose of agreeing to promptly enter into amended agreements reflecting the Amended Offer Price substantially in the forms of the Tender Agreement, the Preferred Conversion Agreements and the Warrant Exercise Agreements. These agreements relate to the tendering of Shares owned or controlled by the Committed Stockholders, the conversion of Convertible Preferred Stock owned by the Committed Stockholders into Shares and the tendering of all of these Shares and the exercise of New West Warrants held by the Committed Stockholders for Shares and the tendering of all these Shares. These agreements are more fully described in the Statement filed with the Commission on July 20, 1998 under The Stock Tender and Related Agreements -- Stock Tender Agreement.

     Preferred Stock Conversion and Warrant Exercise Agreements. In addition to the amended agreements to be entered into by the Committed Stockholders, New West agreed to use its best efforts to cause all other holders of the Convertible Preferred Stock and New West Warrants to promptly execute amended letter agreements to provide that the outstanding Convertible Preferred Stock and the New West Warrants will be converted or exercised simultaneously with the closing of the Amended Offer and the purchase of the Shares in the Amended Offer and the Shares issuable upon such conversion or exercise will be tendered in the Amended Offer. These agreements are more fully described in the Statement filed with the Commission on July 20, 1998 under The Stock Tender and Related Agreements -- Preferred Stock Conversion and Warrant Exercise Agreements.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

BACKGROUND

     To the extent any of the following information describes events to which neither New West nor its advisors were a party, it is based on information provided by National Vision.

     After the execution of the Merger Agreement on July 13, 1998, National Vision, the Purchaser and New West proceeded to take actions necessary to allow the Offer and Merger to be consummated at the earliest practicable time. These actions included: (a) commencing the Offer, (b) pursuing financing for the Offer and Merger, and (c) making required filings under the HSR Act.

     Throughout the month of August and the first half of September, National Vision worked with Schroder & Co. Inc. ("Schroder") and its two co-managers, their legal counsel and National Vision's independent accountants and legal counsel, to prepare an offering memorandum for the Note Offering.

     National Vision extended the Offer from August 17 to September 28, 1998 to allow National Vision more time to satisfy the Financing Condition. The HSR Act waiting period expired on September 18, 1998. Therefore, that condition to the Offer has been satisfied.

     Representatives of National Vision and Schroder met with potential institutional purchasers of the National Vision Notes from September 17 through September 29, 1998. During these meetings, it became evident to National Vision and Schroder that the severe volatility in the financial markets during August and early September was having a substantial impact on the demand for high yield debt, such as the National Vision Notes. As a result, the likelihood of success in placing the National Vision Notes was substantially less than expected at the time the Merger Agreement was executed in July 1998. In addition, for National Vision and Schroder to successfully market the Note Offering, the National Vision Notes would have to carry an interest rate substantially higher than expected.

     During mid-August to mid-September, National Vision continually explored other potential sources of financing for the Offer and Merger, but no alternatives proved feasible.

     On September 25, 1998, Barry J. Feld, President and Chief Executive Officer of New West, discussed with James W. Krause, Chairman and Chief Executive Officer of National Vision, National Vision's progress with the
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Note Offering. Mr. Krause informed Mr. Feld that it had become clear that the volatility of the financial markets was negatively impacting National Vision's proposed Note Offering. Mr. Krause stated that National Vision was having difficulty soliciting interest in the transaction and that it might be necessary for National Vision to decrease the Offer Price to complete the Note Offering. Mr. Feld responded that New West would not consider reducing the $13.00 Offer Price. Messrs. Feld and Krause had several continuing discussions on September 28 and 29, 1998. In these discussions, Mr. Krause broached the possibility of reducing the Offer Price and adding a National Vision debt component. Mr. Feld again responded that New West would not renegotiate the Offer Price. Mr. Krause did not propose a price to which the Offer Price would be reduced in any of these conservations.

     On October 1, 1998, R. Douglas Carleton, a representative of Schroder, called Ronald E. Weinberg, Chairman of the Board of New West, to discuss the progress of the Note Offering. Mr. Carleton indicated that, due to poor conditions in both the debt and equity markets, National Vision was having difficulty pricing the Note Offering in an acceptable range. Mr. Carleton suggested to Mr. Weinberg that the New West Board of Directors consider the possibility that a portion of the Offer Price be paid in National Vision common stock. Mr. Weinberg stated that the agreed-to $13.00 cash Offer Price was firm.

     On Friday, October 2, 1998, Mr. Feld had conversations with Mr. Krause and Jed Sherwindt, a representative of Schroder. Messrs. Krause and Sherwindt indicated to Mr. Feld that National Vision was considering formally proposing that the Merger Agreement be amended to reflect an offer price of $12.50 or $12.00 per Share. On the same day, Mr. Carleton informed Mr. Weinberg that National Vision might be unwilling to complete the Note Offering because of the prevailing high interest rate environment. Mr. Carleton stated that it was very unlikely that National Vision would be able to complete the Note Offering at an effective interest rate below 13% per year, which would negatively impact National Vision's earnings per share. Mr. Carleton told Mr. Weinberg that the Board of Directors of National Vision would be meeting later that day to discuss the transaction, and that Mr. Carleton would contact Mr. Weinberg upon completion of the meeting. Later on Friday, Mr. Carleton told Mr. Weinberg that the Board of Directors of National Vision had met and agreed to reconvene their meeting the next day. Messrs. Weinberg and Feld contacted all of the other members of the Board of Directors of New West to apprise them of the status of the transaction. Based on these conversations, Messrs. Weinberg and Feld entered into price negotiations with representatives of National Vision.

     During the course of discussions with Mr. Weinberg on Saturday, Mr. Carleton indicated that the National Vision Board of Directors had considered proposing a reduction in the offer price to $10.50 in cash with $1.00 in subordinated debt. After conferring with several members of New West's Board, Mr. Weinberg indicated to Mr. Carleton that the proposed reduction was unacceptable and suggested $12.00 in cash plus $0.50 in debt from the Note Offering or a warrant to purchase common stock of National Vision. After completing his discussions with Mr. Carleton, Mr. Weinberg again contacted each of the members of the Board of Directors of New West to update them regarding his conversations with Mr. Carleton. Subsequently, the Board of Directors of National Vision continued their meeting on Saturday.

     On Sunday, October 4, 1998, Mr. Carleton called Mr. Weinberg with National Vision's final offer. Mr. Carleton stated that the Board of Directors of National Vision had concluded that National Vision could pay $11.50 in cash, but no more. Mr. Carleton indicated that National Vision would elect to terminate the Offer if New West did not agree to the reduced price. Mr. Weinberg apprised each of the members of New West's Board of Directors of the status of the transaction and scheduled a New West Board meeting to be held later that day.

     Sunday evening, a representative of EVEREN Securities, Inc. ("EVEREN"), New West's financial advisor, indicated to Mr. Weinberg that EVEREN could issue an opinion that, based upon and subject to certain considerations and assumptions, the reduced consideration to be received by the stockholders of New West is fair from a financial point of view to the stockholders. EVEREN indicated that this view was preliminary and subject to completion of analysis and internal review by EVEREN. Later that night, the Board of Directors of New West met by telephone with their legal counsel and financial advisors to reach a decision concerning the proposed reduction in the Offer Price. Fredric M. Roberts, President of FMRC, an investment banking firm retained by New West in connection with the Offer, reported to the Board that the present market conditions make offering high yield debt securities such as the National Vision Notes difficult, if not impossible. Mr. Roberts also reported that the price of retail eyecare stocks other than New West had fallen approximately 40% since the signing of the

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Merger Agreement. Mr. Feld stated his belief that National Vision would not proceed with the Offer if the Offer Price remained at $13.00. Marc C. Krantz, a partner of Kohrman Jackson & Krantz P.L.L., New West's legal counsel, informed the Board that a representative of National Vision had stated to him that National Vision would take the position that if the Offer was not completed it would be due to a "material adverse change in the financial markets" under the terms of the Merger Agreement that would not require National Vision to pay to New West the $3.5 million termination fee that would become due if the Financing Condition had not been met. Mr. Krantz advised the Board that it was likely that litigation would be necessary to recover the termination fee, and while he believed that New West would ultimately prevail in any litigation, there could be no guarantee regarding when the litigation would be concluded or how much of the termination fee, if any, a court would award to New West. The Board then unanimously: (a) approved the Amended Offer subject to receipt of EVEREN's updated Fairness Opinion; (b) delegated authority to Messrs. Weinberg and Feld to conduct final negotiations with respect to an amendment to the Merger Agreement reducing the Offer Price, extending the Expiration Date and deleting certain conditions to the Offer; and (c) determined that the terms of the Amended Offer were fair to and in the best interest of the stockholders of New West and recommended that the stockholders of New West accept the Amended Offer and tender their Shares to Purchaser pursuant to the Amended Offer.

     Negotiations continued between New West's and National Vision's counsel through the morning of Monday, October 5. Before the opening of stock trading on Monday, New West contacted the Nasdaq Stock Market and the Pacific Stock Exchange to notify them of the impending Amended Offer. As a result, the start of trading in New West's stock was delayed. The final form of the Amended Merger Agreement, which reflected the instructions given by the full Board of Directors of New West on Sunday, was approved by Messrs. Weinberg and Feld pursuant to the authority conferred upon them by the Board. Executed copies of the Amended Merger Agreement were delivered early in the afternoon. Shortly after that, New West and National Vision issued a joint press release publicly announcing the amendment to the Merger Agreement.

     Later in the day on October 5, National Vision issued a press release stating it had agreed to complete the Note Offering at an effective interest rate of 13% per year. In the press release, National Vision stated that it expected to close the Note Offering later in the week of October 5, 1998. The Financing Condition will be satisfied upon completion of the Note Offering. In addition, the conditions of the Amended Offer contained in paragraph (d)(ii) of Exhibit A of the Merger Agreement (which relates to termination or amendment of the Offer upon the occurrence of material adverse changes in the financial markets, commodities markets or major stock exchange indices in the United States) will, upon the completion of the Note Offering, apply only to facts or circumstances arising after the completion of the Note Offering.

RECOMMENDATION OF BOARD

     At its meeting held on October 4, 1998, as discussed above, the New West Board of Directors unanimously approved and adopted the Amended Offer and determined that the terms of the Amended Offer were fair to and in the best interest of the stockholders of New West and recommended that the stockholders of New West accept the Amended Offer and tender their Shares to Purchaser pursuant to the Amended Offer. In making its recommendations to the stockholders of New West with respect to the Amended Offer, the Board considered a number of factors, including the following: (a) the Amended Offer Price compared to the expected market value of the Shares if the Offer was terminated and New West remained independent; (b) the adverse developments in the financial markets since the date the Merger Agreement was executed; (c) the difficulty National Vision experienced with the Note Offering; (d) the advice of FMRC with respect to the transaction and the condition of the financial markets; (e) EVEREN's indication that it would be able to deliver an opinion that the consideration to be received by the Stockholders of New West pursuant to the Amended Offer is fair from a financial point of view to the Stockholders; (f) the advice of its legal counsel that litigation would be necessary to recover the $3.5 million termination fee and that there could be no guarantee that the litigation would be successful; (g) National Vision's agreement that it could not rely on certain facts arising on or prior to the date of the Amended Merger Agreement to terminate the Amended Offer; and (h) the factors previously enumerated in the Statement under The Solicitation or Recommendation -- Recommendation of Board.

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

     On October 5, 1998, EVEREN completed its analysis and internal review and delivered a copy of its updated Fairness Opinion to New West. A copy of EVEREN's updated Fairness Opinion relating to the Amended Offer is attached to this Statement and is incorporated by reference. YOU SHOULD READ THE FULL TEXT OF THE UPDATED FAIRNESS OPINION IN CONJUNCTION WITH THIS STATEMENT. The updated Fairness Opinion contains a description of procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by EVEREN. In considering the opinion, the Board was aware that upon its delivery, EVEREN became entitled to certain fees described in Item 5 below in connection with its engagement by New West and that, in addition, EVEREN expressed no opinion or recommendation as to whether the stockholders of New West should accept the Amended Offer.

     This discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Amended Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     New West engaged EVEREN to render an updated Fairness Opinion in connection with the Amended Offer. In addition to the $200,000 that New West agreed to pay EVEREN for the Fairness Opinion included in the Statement filed with the Commission on July 20, 1998, New West has agreed to pay EVEREN $50,000 upon the closing of the Amended Offer in connection with EVEREN's update of the Fairness Opinion. New West has also agreed to reimburse EVEREN for its reasonable expenses not to exceed $10,000 and to indemnify EVEREN against certain liabilities arising out of or in connection with its engagement, including liabilities under federal securities laws.

     New West engaged FMRC to assist the Board in evaluating potential transactions. If the transaction contemplated by the Amended Merger Agreement is consummated, New West will pay FMRC a fee of approximately $1.6 million, reduced from $2.0 million if the Offer had been completed at the original $13.00 Offer Price. In addition, New West has agreed to reimburse FMRC for its reasonable expenses and to indemnify FMRC against certain liabilities arising out of or in connection with its engagement, including liabilities under federal securities laws.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed with this Statement:

Exhibit 14: First Amendment to Agreement and Plan of Merger, dated as of October 5, 1998, among National Vision Associates, Ltd., NW Acquisition Corp. and New West Eyeworks, Inc. (incorporated by reference to Exhibit (a)(13) of Amendment No. 3 to the Schedule 14D-1 (the "Amended Schedule 14D-1") of National Vision Associates, Ltd. and NW Acquisition Corp. filed with the Securities and Exchange Commission on October 5, 1998).

Exhibit 15: Change of Offer Price and Third Extension of Expiration Date (incorporated by reference to Exhibit (a)(15) of the Amended
             Schedule 14D-1).

Exhibit 16: Text of Press Release dated October 5, 1998 issued by National Vision Associates, Ltd. and New West Eyeworks, Inc. relating to the change in Offer Price and extension of Expiration Date (incorporated by reference to Exhibit (a)(14) of the Amended
             Schedule 14D-1).

Exhibit 17: Text of Press Release dated October 5, 1998 issued by National Vision Associates, Ltd. relating to the Note Offering. *

Exhibit 18:  Opinion dated October 5, 1998 of EVEREN Securities, Inc. **
---------------

 * Filed with the Commission as an Exhibit to this Statement.

** Included in documents sent to stockholders of New West.

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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

Dated October 6, 1998
                                        New West Eyeworks, Inc.

                                        /s/ BARRY J. FELD

                                        ----------------------------------------
                                        By Barry J. Feld, President and Chief
                                           Executive Officer

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

                             EVEREN SECURITIES LOGO

October 5, 1998

Board of Directors
New West Eyeworks, Inc.
2104 West Southern Avenue
Tempe, AZ 85282

Gentlemen:

     We understand that New West Eyeworks, Inc. ("NEWI") has agreed to sell all of its issued and outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), to National Vision Associates, Ltd., ("NVAL"). Pursuant to the Agreement and Plan of Merger dated July 13, 1998 and the First Amendment to Agreement and Plan of Merger dated October 5, 1998 (together, the "Merger Agreement") among NEWI, NVAL, and NVAL's wholly owned subsidiary, NW Acquisition Corp. ("Merger Sub"), NVAL proposes to cause Merger Sub to commence a tender offer (the "Tender") to acquire all of NEWI's issued and outstanding shares of Common Stock for $11.50 per share in cash (the "Consideration"). Certain stockholders of the Company agreed to tender their shares pursuant to lock-up agreements.

     We also understand that following the Tender, Merger Sub will merge with and into NEWI (the "Merger"), and any remaining stockholders, subject to the rights of Dissenting Stockholders (as such term is defined in the Merger Agreement), will receive the Consideration in cash in connection with the Merger. The Tender and subsequent Merger are defined herein as the Transaction.

     You have requested our opinion as to whether the Consideration to be received by the stockholders of NEWI in the Transaction is fair, from a financial point of view, to the stockholders of NEWI as of the date hereof.

     For the purposes of the opinion set forth herein, we have, among other things,

    (i)     reviewed the Merger Agreement;
    (ii)    reviewed the First Amendment to Merger Agreement dated
            October 5, 1998;
    (iii) reviewed NEWI's annual report on Form 10-K for the year ended December 27, 1997, and NEWI's Form 10-Q for the three month periods ended March 28, 1998, and June 27, 1998;
    (iv) reviewed certain non-public operating and financial information, including financial projections, relating to NEWI's business prepared by management of NEWI;
    (v) interviewed certain members of NEWI's management to discuss its operations, financial statements, and future prospects;
    (vi) reviewed publicly available financial data and stock market performance data of other eyewear retailers which we deemed comparable to NEWI;
    (vii) reviewed the terms of selected recent acquisitions of companies which we deemed generally comparable to NEWI;
    (viii) reviewed the historical stock prices and reported traded volumes of NEWI's Common Stock; and
    (ix) conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

     In arriving at our opinion, we have considered such factors as we have deemed relevant including, but not limited to: (i) the market value of publicly held companies we deemed comparable to NEWI relative to sales, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT") and net income, (ii) the transaction values on business combinations which we believe comparable to

                            EVEREN SECURITIES, INC.
         77 West Wacker Drive Chicago, IL 60601-1694 Tel (312) 574-6000
          Member New York Stock Exchange and other principal exchanges

                             EVEREN SECURITIES LOGO
New West Eyeworks, Inc.
October 5, 1998
Page 2

NEWI relative to sales, EBITDA, EBIT and net income, (iii) premiums in recent merger transactions of comparable size, (iv) the historical market prices and trading volume of the Common Stock of NEWI, and (v) other items we deemed to be relevant.

     During our review, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided, and have further relied upon the assurances of management that they are unaware of any facts that would make the information provided to us to be incomplete or misleading for the purposes of this opinion. Although our opinion does not encompass forward looking valuation techniques such as discounted cash flow analysis, we have assumed that the financial projections which we reviewed to have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of each company. Our opinion is necessarily based on the economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. In arriving at our opinion, we have not performed any independent appraisal of the assets of NEWI. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion which may come or be brought to our attention after the date of this opinion.

     We have acted as financial advisor to the Board of Directors of NEWI in connection with this opinion and will receive a fee for our services.

     It is understood that this opinion will be included in its entirety in a proxy statement or other document distributed to the stockholders of NEWI in connection with the Transaction and this constitutes our express written approval for that purpose. It is understood that this opinion shall be used by you solely in connection with your consideration of the fairness of the Transaction to the stockholders of NEWI and for no other purpose, and NEWI will not furnish this opinion or any other material prepared by us to any other person or use or refer to this opinion for any other purpose without our prior written approval. However, no summary of, or excerpt from, this opinion may be used, and no published public reference (other than as provided in the preceding sentence) to this opinion may be made except with our prior express approval.

     This opinion does not constitute a recommendation to any stockholder of NEWI as to whether such stockholder should tender his shares, or as to any other actions which such stockholder should take in conjunction with the Transaction. This opinion relates solely to the question of fairness to the NEWI stockholders, from a financial point of view, of the Transaction as currently proposed. Further, we express no opinion herein as to the structure, terms or effect of any other aspect of the Transaction, including, without limitation, any effects resulting from the application of any bankruptcy, fraudulent conveyance or other federal or state insolvency law or of any pending or threatened litigation affecting NEWI.

     Based on the foregoing, we are of the opinion that the Consideration to be received by the stockholders of NEWI in the Transaction is fair, from a financial point of view, to the stockholders of NEWI as of the date hereof.

Very truly yours,

EVEREN Securities, Inc.

By: /s/MAURY J. BELL
    Maury J. Bell
    Senior Managing Director